# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U106
Title of class of securities: Preferred Shares, Without Par Value
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 01/28/2025
Filed by CIK 0001218390
Persons authorized to receive notices and communications: Jonathan A. Lewis, Hogan Lovells US LLP, 390 Madison Avenue, New York, New York (NY), 10017, 1 (212) 918-3000

## Reporting persons
- David Gary Neeleman (CIK 0001218390): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 15,628,438; sole dispositive power 15,628,438; shared dispositive power 0; aggregate amount beneficially owned 15,628,438 (4.5% of the class)
  Comment: The shares reported in rows 7 through 11 include 6,939,465 preferred shares and 622,406,638 common shares held directly by Mr. Neeleman and 390,218 preferred shares held by Saleb II Founder 1 LLC, a Delaware limited liability company of which Mr. Neeleman is the sole member. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Saleb II Founder 1 LLC (CIK 0002052523): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 390,218; sole dispositive power 0; shared dispositive power 390,218; aggregate amount beneficially owned 390,218 (0.1% of the class)
  Comment: The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer.
- TRIP Participacoes S.A. (CIK 0002054299): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,650,189; sole dispositive power 0; shared dispositive power 8,650,189; aggregate amount beneficially owned 8,650,189 (2.6% of the class)
  Comment: The shares reported in rows 7-11 include 5,952,473 preferred shares and 202,328,712 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- TRIP Investimentos Ltda. (CIK 0002054429): type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,091,302; sole dispositive power 0; shared dispositive power 1,091,302; aggregate amount beneficially owned 1,091,302 (0.3% of the class)
  Comment: The preferred shares reported in rows 7-11 include 28,567 preferred shares and 79,705,144 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Rio Novo Locacoes Ltda. (CIK 0002054423): type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 326,994; sole dispositive power 0; shared dispositive power 326,994; aggregate amount beneficially owned 326,994 (0.1% of the class)
  Comment: The preferred shares reported in rows 7-11 include zero preferred shares and 24,524,564 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Jose Mario Caprioli dos Santos (CIK 0002054309): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,091,302; sole dispositive power 0; shared dispositive power 1,091,302; aggregate amount beneficially owned 1,091,302 (0.3% of the class)
  Comment: The preferred shares reported in rows 7-11 include 28,567 preferred shares and 79,705,144 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Decio Luiz Chieppe (CIK 0002054302): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,977,183; sole dispositive power 0; shared dispositive power 8,977,183; aggregate amount beneficially owned 8,977,183 (2.7% of the class)
  Comment: The preferred shares reported in rows 7-11 include 5,952,473 preferred shares and 226,853,276 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.
- Renan Chieppe (CIK 0002054322): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,650,189; sole dispositive power 0; shared dispositive power 8,650,189; aggregate amount beneficially owned 8,650,189 (2.6% of the class)
  Comment: The preferred shares reported in rows 7-11 include 5,952,473 preferred shares and 202,328,712 common shares. Pursuant to section 3 of article 5 of the bylaws (estatuto social) of the Issuer, the common shares are convertible into preferred shares at any time at a ratio of 1 preferred share for every 75 common shares.
  
  The percentage in row 13 is calculated based on 335,750,796 preferred shares outstanding as of December 31, 2024, as provided by the Issuer, and assumes conversion of the common shares reported in rows 7-11 into preferred shares.

## Item 1. Security and Issuer
Title of class of securities: Preferred Shares, Without Par Value
Name of issuer: AZUL SA
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Comment: This Statement on Schedule 13D ("Schedule 13D") relates to the preferred shares, without par value ("Preferred Shares"), of Azul SA, a company organized under the laws of the Federative Republic of Brazil ("Brazil") (the "Issuer"). The principal executive office of the Issuer is Avenida Marcos Penteado de Ulhoa Rodrigues, No. 939, 8th Floor, Edificio Jatoba, Condominio Castelo Branco Office Park, Tambore, Barueri, Sao Paulo, Zip Code 06460-040, Brazil.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by and on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) David Gary Neeleman;

(ii) Saleb II Founder 1 LLC, a Delaware limited liability company ("Saleb II" and, jointly with Mr. Neeleman, the "Neeleman Parties");

(iii) Trip Participacoes S.A., a corporation organized in Brazil ("Trip Participacoes");

(iv) Trip Investimentos Ltda., a limited liability company organized in Brazil ("Trip Investimentos");

(v) Rio Novo Locacoes Ltda., a limited liability company organized in Brazil ("Rio Novo" and, collectively with Trip Participacoes and Trip Investimentos, the "TRIP Parties");

(vi) Jose Mario Caprioli dos Santos;

(vii) Decio Luiz Chieppe; and

(viii) Renan Chieppe.

Mr. Neeleman is the sole member of Saleb II and may be deemed to beneficially own the Preferred Shares owned by Saleb II.

Mr. Jose Mario Caprioli dos Santos may be deemed to beneficially own the Preferred Shares owned by Trip Investimentos by virtue of his involvement as the executive officer of Trip Investimentos.

Mr. Decio Luiz Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes and Rio Novo by virtue of his involvement as an executive officer and director of Trip Participacoes and an executive officer of Rio Novo.

Mr. Renan Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes by virtue of his involvement as an executive officer and director of Trip Participacoes.

By virtue of the agreements made pursuant to the Support Agreement (as discussed in Item 4 below), the Reporting Persons may be deemed to have formed a "group," as such term is used in Regulation 13D under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons in aggregate beneficially own 13,310,723 Preferred Shares and 904,440,494 common shares, without par value, of the Issuer ("Common Shares"). Pursuant to section 3 of article 5 of the Bylaws, the Common Shares are convertible into Preferred Shares at any time at a ratio of 1 Preferred Share for every 75 Common Shares. Based on 335,750,796 Preferred Shares outstanding as of December 31, 2024, as provided by the Issuer, and assuming conversion of the aforementioned 904,440,494 Common Shares into Preferred Shares, the Reporting Persons in aggregate beneficially own 7.3% of the Preferred Shares. Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Common Shares and Preferred Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares and Preferred Shares except to the extent of such Reporting Person's pecuniary interest therein.

The name, business address, citizenship and present principal occupation or employment of the directors and executive officers, as applicable, of each of the TRIP Parties is attached hereto as Annex A and is hereby incorporated by reference herein.
Residence or business address:
The address of each of the Reporting Persons is:

(i) David Gary Neeleman: Avenida Marcos Penteado de Ulhoa Rodrigues, No. 939, 8th Floor, Edificio Jatoba, Condominio Castelo Branco Office Park, Tambore, Barueri, Sao Paulo, Zip Code 06460-040, Brazil;

(ii) Saleb II Founder 1 LLC: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, ZipCode 19801, United States;

(iii) Trip Participacoes S.A.: Avenida Mario Gurgel, No. 5030, Setor Centro Administrativo Aguia Branca, Sala 108,Vila Capixaba, Cariacica, Espirito Santo, Zip Code 29145-901, Brazil;

(iv) Trip Investimentos Ltda.: Rodovia BR 262, km 5, s/n, Vila Capixaba, Cariacica, Espirito Santo, ZipCode 29145-901, Brazil;

(v) Rio Novo Locacoes Ltda.: Avenida Mario Gurgel, No. 5030, Setor Centro Administrativo Aguia Branca, Sala 208, Vila Capixaba, Cariacica, EspiritoSanto, Zip Code 29145-901, Brazil;

(vi) Jose Mario Caprioli dos Santos: Rodovia BR 262, km 5, s/n, Vila Capixaba, Cariacica, Espirito Santo, Zip Code 29145-901, Brazil;

(vii) Decio Luiz Chieppe: Avenida Mario Gurgel, No. 5030, Setor Centro Administrativo Aguia Branca, Sala 108, VilaCapixaba, Cariacica, Espirito Santo, Zip Code 29145-901, Brazil; and

(viii) Renan Chieppe: Avenida Mario Gurgel, No. 5030, Setor Centro Administrativo Aguia Branca, Sala 108, Vila Capixaba, Cariacica,Espirito Santo, Zip Code 29145-901, Brazil.
Present principal occupation or employment:
The present occupation or employment of each of the Reporting Persons is:

(i) David Gary Neeleman is the Chairman of the Issuer;

(ii) Saleb II is a holding company wholly owned by Mr. Neeleman;

(iii) Trip Participacoes is a holding company;

(iv) Trip Investimentos is a holding company;

(v) Rio Novo Locacoes is a holding company;

(vi) Jose Mario Caprioli dos Santos is an executive officer of Trip Investimentos;

(vii) Decio Luiz Chieppe is an executive officer of Trip Participacoes, and Rio Novo; and

(viii) Renan Chieppe is an executive officer of Trip Participacoes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person referred to Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person referred to Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
(i) David Gary Neeleman, a dual citizen of the United States and Brazil;

(ii) Saleb II Founder 1 LLC, United States;

(iii) Trip Participacoes S.A., Brazil;

(iv) Trip Investimentos Ltda., Brazil;

(v) Rio Novo Locacoes Ltda., Brazil;

(vi) Jose Mario Caprioli dos Santos, Brazil;

(vii) Decio Luiz Chieppe, Brazil; and

(viii) Renan Chieppe, Brazil.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Neeleman Parties purchased their Preferred Shares using personal funds of Mr. Neeleman.

The TRIP Parties received their Preferred Shares in exchange for shares of TRIP Linhas Aereas S.A. pursuant to that certain Investment Agreement, dated May 25, 2012, by and between the TRIP Parties, on the one hand, and the Issuer, on the other hand, in a transaction referred to as a merger of shares (incorporacao de acoes) pursuant to terms of Article 252 of Brazilian Federal Law No. 6,404 dated December 15, 1976.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 3 is incorporated by reference herein.

Restructuring Transactions

As announced on October 28, 2024, the Issuer and certain of its subsidiaries entered into a transaction support agreement dated October 27, 2024 with an ad hoc group of holders of existing 2028, 2029 and 2030 secured notes and existing convertible debentures ("Supporting Bondholders"), pursuant to which the Supporting Bondholders agreed to provide financing and to support a series of restructuring and recapitalization transactions (the "Restructuring Transactions"), subject to certain terms and conditions.

Shareholder Support Agreement

In connection with the Restructuring Transactions, the Reporting Persons and the Issuer entered into a shareholder support agreement dated January 28, 2025 (the "Support Agreement") governed by the laws of Brazil, pursuant to which the Reporting Persons agree to carry out all actions as are necessary or appropriate, to support the implementation of the Governance Conditions (as defined in the Support Agreement). In addition, pursuant to the Support Agreement, the Reporting Persons agree between themselves that the maximum number of directors on the board of directors of the Issuer (the "Board") shall be as provided in the Governance Conditions.

Pursuant to the Support Agreement, each Reporting Person agrees to attend and participate in the applicable meetings of the shareholders of the Issuer, including any special meeting of holders of Preferred Shares, held in accordance with the Governance Conditions and to (a) vote all of such Reporting Person's securities in favor of the approving and taking the necessary corporate actions to implement the Governance Conditions, (b) vote against the removal of any Appointed Directors (as defined in the Governance Conditions), (c) refrain from calling any meetings of the shareholders of the Issuer that might frustrate, oppose or prevent the implementation of the Governance Conditions, and (d) refrain from directly or indirectly assigning and/or exercising any preemptive rights to subscribe shares or other securities convertible into shares in connection with the Equitization Transactions (as defined in the Support Agreement).

In addition, each Reporting Person agrees, during the term of the Support Agreement, (a) that any Preferred Shares and Common Shares acquired by such Reporting Person after the date of the Support Agreement shall be subject to the terms of the Support Agreement, (b) not to dispose of any shares issued by the Issuer unless the acquirer agrees to be bound by the Support Agreement, and (c) to execute and deliver such additional instruments and take such further actions as the Issuer may reasonably request to carry out and further the intent of the Support Agreement. Any Reporting Person is entitled to seek specific performance by any party who is in breach of the Support Agreement.

In accordance with the Support Agreement, the Governance Conditions include the following:

- the election of a designated director as a member of the Board to be voted upon in an extraordinary general meeting of the shareholders of the Issuer to be called no later than February 4, 2025 and held 21 days thereafter (the "Extraordinary General Meeting");

- the appointment of a designated observer to the Board to be approved by the Board in a meeting of the Board to be called on the date of the Extraordinary General Meeting and held within two days thereafter;

- resolutions at the Extraordinary General Meeting to (a) approve an amendment to the bylaws (estatuto social) of the Issuer (the "Bylaws") to provide for the additional designated director and the board observer, and (b) approve a management incentive plan (the form of the amended and restated Bylaws is attached as a schedule to the Support Agreement);

- resolutions at the next annual general meeting of shareholders of the Issuer (to take place no later than April 30, 2025) to (a) reduce the size of the Board from thirteen members to nine members (the "Board Size Reduction") and (b) nominate and elect the designated board observer to serve as a member of the Board;

- resolutions for approval by the holders of the Common Shares and the holders of the Preferred Shares, respectively, at extraordinary meetings of shareholders to amend the Bylaws to provide for (a) the automatic conversion of the Preferred Shares and the Common Shares into a single class of voting shares of the Issuer on the Conversion Date (as defined in paragraph 2 of article 55 of the form of amended and restated Bylaws attached as a schedule to the Support Agreement) and (b) a provision to determine the ratio in which the Preferred Shares shall be converted to Common Shares pursuant to the provisions of article 55 of the form of amended and restated Bylaws; and

- prior to the election of a new Board following the implementation of a single-class structure contemplated by article 55 of the form of amended and restated Bylaws, and so long as one or both of the Appointed Directors referred to in the Governance Conditions are member of the Board, the approval of at least one of the Appointed Directors shall be required at any meeting of the Board involving the approval of any Reserved Matter (as defined in the Support Agreement) or the submission of any such Reserved Matter to the vote of the shareholders of the Issuer.

As further described in the form of amended and restated Bylaws referred to above, the Conversion Date is the earliest to occur of (a) the effective date of the consummation of a Business Combination (as defined in paragraph 2 of article 55 of the form of amended and restated Bylaws attached as a schedule to the Support Agreement), (b) May 1, 2026 (subject to extension in certain circumstances specified therein), and (c) September 15, 2026.

The Support Agreement is effective from and after January 28, 2025 until the date of the implementation of the Dual-Class Sunset Provision (as described in the Governance Conditions) (which, for the avoidance of doubt, consists on the effectiveness of the conversion of all outstanding Preferred Shares into a single class of voting shares of the Issuer).

The foregoing description of the Support Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of the Support Agreement (including the schedules thereto), which is filed herewith as Exhibit 2 and is hereby incorporated herein.

By virtue of the agreements made pursuant to the Support Agreement, the Reporting Persons may be deemed to have formed a "group," as such term is used in Regulation 13D under the Exchange Act, with the other parties to the Support Agreement.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information provided in Item 4 is incorporated by reference herein.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages to this Schedule 13D are hereby incorporated by reference herein.

Mr. Neeleman is the sole member of Saleb II and may be deemed to beneficially own the Preferred Shares owned by Saleb II.

Mr. Jose Mario Caprioli dos Santos may be deemed to beneficially own the Preferred Shares owned by Trip Investimentos by virtue of his involvement as the executive officer of Trip Investimentos.

Mr. Decio Luiz Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes and Rio Novo by virtue of his interest in each entity and his involvement as an executive officer and director of Trip Participacoes and an executive officer of Rio Novo.

Mr. Renan Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes by virtue of his involvement as an executive officer and director of Trip Participacoes.

By virtue of the agreements made pursuant to the Support Agreement described in Item 4, the Reporting Persons may be deemed to have formed a "group," as such term is used in Regulation 13D under the Exchange Act, with the other parties to the Support Agreement.

The Reporting Persons in aggregate beneficially own 13,310,723 Preferred Shares and 904,440,494 Common Shares. Pursuant to section 3 of article 5 of the Bylaws, the Common Shares are convertible into Preferred Shares at any time at a ratio of 1 Preferred Share for every 75 Common Shares. Based on 335,750,796 Preferred Shares outstanding as of December 31, 2024, as provided by the Issuer, and assuming conversion of the aforementioned 904,440,494 Common Shares into Preferred Shares, the Reporting Persons in aggregate beneficially own 7.3% of the Preferred Shares. Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Common Shares and Preferred Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares and Preferred Shares except to the extent of such Reporting Person's pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information provided in Item 4 is incorporated by reference herein.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages to this Schedule 13D are hereby incorporated by reference herein.

Mr. Neeleman is the sole member of Saleb II and may be deemed to beneficially own the Preferred Shares owned by Saleb II.

Mr. Jose Mario Caprioli dos Santos may be deemed to beneficially own the Preferred Shares owned by TRIP Parties by virtue of his interest in each entity and his involvement as the executive officer of Trip Investimentos.

Mr. Decio Luiz Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes and Rio Novo by virtue of his interest in each entity and his involvement as an executive officer and director of Trip Participacoes and an executive officer of Rio Novo.

Mr. Renan Chieppe may be deemed to beneficially own the Preferred Shares owned by Trip Participacoes and Rio Novo by virtue of his interest in each entity and his involvement as an executive officer and director of Trip Participacoes.

By virtue of the agreements made pursuant to the Support Agreement described in Item 4, the Reporting Persons may be deemed to have formed a "group," as such term is used in Regulation 13D under the Exchange Act, with the other parties to the Support Agreement.

The Reporting Persons in aggregate beneficially own 13,310,723 Preferred Shares and 904,440,494 Common Shares. Pursuant to section 3 of article 5 of the Bylaws, the Common Shares are convertible into Preferred Shares at any time at a ratio of 1 Preferred Share for every 75 Common Shares. Based on 335,750,796 Preferred Shares outstanding as of December 31, 2024, as provided by the Issuer, and assuming conversion of the aforementioned 904,440,494 Common Shares into Preferred Shares, the Reporting Persons in aggregate beneficially own 7.3% of the Preferred Shares. Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Common Shares and Preferred Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Shares and Preferred Shares except to the extent of such Reporting Person's pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Preferred Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Items 4 and 5 and the Exhibits to this Schedule 13D are hereby incorporated by reference herein.

On September 1, 2017, the Issuer entered into a shareholders' agreement, as amended on March 3, 2021 (the "Shareholders' Agreement") pursuant to which Mr. Neeleman, the TRIP Parties, Calfinco Inc. ("Calfinco") and Hanan Airlines Co., Ltd. ("Hainan" and together with Mr. Neeleman, the TRIP Parties and Calfinco, the "Shareholders") agreed, among other matters, to vote all Common Shares held by the Shareholders with respect to (1) the right of each of the TRIP Parties to appoint between one and three members of the Board, depending on the percent ownership in the Issuer held by the TRIP Parties, (2) the right of Calfinco to appoint one member of the Board so long as Calfinco holds a certain number of Preferred Shares, and (3) the right of Mr. Neeleman to appoint the remaining members of the Board. The Shareholders also agreed that at least two members of the Board shall be Independent Directors (as defined in the Shareholders' Agreement) and that certain amendments to the Bylaws that may adversely affect the rights of the TRIP Parties must be approved by a majority of the TRIP Parties, so long as such shareholders own at least 5% of the outstanding Common Shares. The parties amended the Shareholders' Agreement on March 3, 2021 to (1) transfer all of Calfinco's rights and obligations under the Shareholders' Agreement to Calfinco Caymans Ltd. ("Calfinco Cayman"), and (2) formalize that Hainan, which had sold all of its interests in the Issuer, had no further rights and obligations under the Shareholders' Agreement.

As of the date hereof, the Reporting Persons currently expect to seek to amend the Shareholders' Agreement in due course in order to modify the rights of the Reporting Persons to appoint members of the Board as a result of the Board Size Reduction.

The foregoing description of the Shareholders' Agreement and its amendment is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Shareholders' Agreement, which is filed herewith as Exhibit 3, and the Shareholders' Agreement, which is filed herewith as Exhibit 4, and incorporated by reference herein.

For the avoidance of doubt, the Preferred Shares beneficially owned by Calfinco Cayman are not the subject of this Schedule 13D.

Except as set forth herein, the group formed by the Reporting Persons does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Joint Filing Agreement dated February 4, 2025.

2 - Shareholder Support Agreement, dated January 28, 2025, among David Gary Neeleman, Saleb II Founder 1 LLC, TRIP Participacoes S.A., TRIP Investimentos Ltda., Rio Novo Locacoes Ltda., and as intervening and consenting party, Azul S.A.

3 - Shareholders' Agreement, dated September 1, 2017, among TRIP Participacoes S.A., TRIP Investimentos Ltda., Rio Novo Locacoes Ltda., Calfinco Inc., Hainan Airlines Holding Co., Ltd. and David Gary Neeleman and as intervening and consenting party, Azul S.A. (incorporated by reference to the Form 6-K (File No. 001-38049) filed with the Securities and Exchange Commission (the "SEC") on September 5, 2017 and incorporated by reference herein).

4 - Amendment to the Shareholders' Agreement, dated March 3, 2021, among TRIP Participacoes S.A., TRIP Investimentos Ltda., Rio Novo Locacoes Ltda., Calfinco Inc., Calfinco Caymans Ltd., and David Gary Neeleman and, as intervening and consenting party, Azul S.A. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 filed by the Issuer with the SEC on July 1, 2021).

## Signatures
- David Gary Neeleman: David Gary Neeleman, David Gary Neeleman (02/04/2025)
- Saleb II Founder 1 LLC: David Gary Neeleman, David Gary Neeleman/Sole Member (02/04/2025)
- TRIP Participacoes S.A.: Renan Chieppe, Renan Chieppe/Executive Officer (02/04/2025)
- TRIP Investimentos Ltda.: Jose Mario Caprioli dos Santos, Jose Mario Caprioli dos Santos/Executive Officer (02/04/2025)
- Rio Novo Locacoes Ltda.: Decio Luiz Chieppe, Decio Luiz Chieppe/Executive Officer (02/04/2025)
- Jose Mario Caprioli dos Santos: Jose Mario Caprioli dos Santos, Jose Mario Caprioli dos Santos/Executive Officer (02/04/2025)
- Decio Luiz Chieppe: Decio Luiz Chieppe, Decio Luiz Chieppe/Executive Officer (02/04/2025)
- Renan Chieppe: Renan Chieppe, Renan Chieppe/Executive Officer (02/04/2025)
Comment: Annex A The name, principal occupation and citizenship of each of the executive officers and directors, as applicable, of the TRIP Parties are listed below. Other than as set forth below, and in the Schedule 13D to which this Annex A is attached, none of the Reporting Persons have appointed any executive officers or directors. (1) Trip Participacoes S.A. (a) Name - Renan Chieppe Principal Occupation - Executive Officer and Director Citizenship - Brazil (b) Name - Decio Luiz Chieppe Principal Occupation - Executive Officer and Director Citizenship - Brazil. The principal business address of the individuals listed above is: Avenida Mario Gurgel, No. 5030, Setor Centro Administrativo Aguia Branca, Sala 108, Vila Capixaba, Cariacica, Espirito Santo, Zip Code 29145-901, Brazil. (2) Trip Investimentos Ltda. (a) Name - Jose Mario Caprioli dos Santos Principal Occupation - Executive Officer Citizenship - Brazil. The principal business address of the individuals listed above is: Rodovia BR 262, km 5, s/n, Vila Capixaba, Cariacica, Espirito Santo, Zip Code 29145-901, Brazil. (3) Rio Novo Locacoes Ltda. (a) Name - Decio Luiz Chieppe Principal Occupation - Executive Officer Citizenship - Brazil (b) Name - Kaumer Chieppe Principal Occupation - Executive Officer Citizenship - Brazil (c) Name - Ricardo Vaze Pinto Principal Occupation - Executive Officer Citizenship - Brazil (d) Name - Gilberto Vieira da Silva Principal Occupation - Executive Officer Citizenship - Brazil. The principal business address of the individuals listed above is: Avenida Mario Gurgel, No. 5030, Setor Centro Administrativo Aguia Branca, Sala 208, Vila Capixaba, Cariacica, Espirito Santo, Zip Code 29145-901, Brazil.